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                           January 28, 2022

       Matthew Nicosia
       Chief Executive Officer
       Vivakor, Inc.
       433 Lawndale Drive
       South Salt Lake City, UT 84115

                                                        Re: Vivakor, Inc.
                                                            Amendment No. 6 to
Registration Statement on Form S-1
                                                            Filed January 7,
2022
                                                            File No. 333-250011

       Dear Mr. Nicosia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your disclosure regarding the Services Agreement with Al Dali International Co.
                                                        (   DIC   ), and your
disclosure that Enshaat Al Sayer has engaged DIC and the Company to perform contaminated
soil treatment for the KOC Remediation Contract. As Enshaat Al
                                                        Sayer does not appear
to be a counterparty to the Services Agreement, please revise to clarify whether you
have a written agreement with Enshaat Al Sayer with respect to such engagement.
   2. We note that the Services Agreement incorporated by reference as Exhibit 10.35 provides that the parties agree
that this contract is subject to the signing of a subcontractor agreement between DIC
and Enshaat Al Sayer to perform remediation services for the
                                                        KOC Remediation
Contract. We further note that the Services Agreement states that this
 Matthew Nicosia
Vivakor, Inc.
January 28, 2022
Page 2
       means that the agreement will only become enforceable the next day after DIC signs a subcontractor agreement for soil remediation services with Enshaat Al Sayer for the KOC
       Remediation Contract, otherwise the contract will be automatically terminated. Please revise your prospectus to disclose whether such subcontractor agreement between DIC and Enshaat Al Sayer has been signed, and to disclose any terms of such subcontractor agreement that are material to the registrant. In addition, please disclose the term and termination provisions of the Services Agreement.
Executive Compensation, page 58

3. We note you disclose your outstanding equity awards at September 30, 2021. Please update this disclosure for the fiscal year ended December 31, 2021.
       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763 or
Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,
FirstName LastNameMatthew Nicosia
                                                            Division of
Corporation Finance
Comapany NameVivakor, Inc.
                                                            Office of Energy &
Transportation
January 28, 2022 Page 2
cc:       Scott Linsky
FirstName LastName